Exhibit 99.2

HeadHunter Group PLC Announces Pricing of Follow-On Offering by Selling Shareholders

Moscow, Russia (June 2, 2021) – HeadHunter Group PLC (“HeadHunter”) (Nasdaq: HHR; MOEX: HHRU) announced today the pricing of an underwritten public offering of 4,500,000 American Depositary Shares (“ADSs”), each representing one ordinary share, offered by ELQ Investors VIII Limited, an investment vehicle associated with The Goldman Sachs Group, Inc., and Highworld Investments Limited, a subsidiary of Elbrus Capital Fund II, L.P. and Elbrus Capital Fund II B, L.P. (together, the “Selling Shareholders”), at a public offering price of $37.00 per share. The Selling Shareholders also granted the underwriters a 30-day option to purchase up to an additional 675,000 ADSs at the public offering price. HeadHunter will not receive any of the proceeds from the sale of the ADSs being offered by the Selling Shareholders and will bear the costs associated with the sale of such ADSs, other than the underwriting discounts. The offering is expected to close on June 7, 2021, subject to customary closing conditions.

Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC are acting as joint book running managers for the offering of the ADSs.

The offering of ADSs is being made only by means of a preliminary prospectus supplement and the accompanying prospectus. The final prospectus supplement will be filed with the U.S. Securities and Exchange Commission (the “SEC”). A copy of the final prospectus supplement and the accompanying prospectus relating to this offering, when available, may be obtained from the SEC website or from Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, New York 10282, via telephone: 1-866-471-2526 or via email: prospectus-ny@ny.email.gs.com.

A shelf registration statement on Form F-3, including a base prospectus, relating to the offering of ADSs was filed with the SEC on June 30, 2020 and was declared effective by the SEC. This press release is neither an offer to sell nor a solicitation of an offer to buy any securities, nor shall it constitute an offer, solicitation or sale of any securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

Forward Looking Statements

This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including the factors discussed under the caption “Risk Factors” in HeadHunter’s Annual Report on Form 20-F filed with the SEC on March 26, 2021, as such factors may be updated from time to time in HeadHunter’s other filings with the SEC, which are accessible on the SEC’s website at www.sec.gov. In addition, HeadHunter operates in a very competitive and rapidly changing environment, and new risks emerge from time to time. It is not possible for HeadHunter’s management to predict all risks, nor can HeadHunter assess the impact of all factors on HeadHunter’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that HeadHunter may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this release relate only to events or information as of the date on which the statements are made in this release. Except as required by law, HeadHunter undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

Investor Relations

Roman Safiyulin

Head of Investor Relations

r.safiyulin@hh.ru

investor.hh.ru

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